Exhibit 3

Compañía Cervecerías Unidas S.A.

Exhibit 3: Segment Information - Third Quarter 2002

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
OPERATING RESULTS
(all figures in Ch$ millions)
Revenues
Core products	25,170	25,167	5,243	12,855	24,067	23,512	21,334	21,232	188	50
Other products *	589	436	416	575	255	69	138	74	3,360	4,544
Total	25,759	25,604	5,658	13,430	24,322	23,581	21,472	21,305	3,548	4,594
% change	0.6%		-57.9%		3.1%		0.8%		-22.8%

Cost of sales	(11,375)	(11,799)	(5,077)	(8,046)	(11,661)	(12,291)	(12,755)	(12,571)	(2,424)	(3,204)
% of sales	44.2%	46.1%	89.7%	59.9%	47.9%	52.1%	59.4%	59.0%	68.3%	69.7%

SG&A	(10,991)	(10,256)	(4,634)	(9,024)	(11,437)	(11,687)	(4,931)	(4,404)	(355)	(360)
% of sales	42.7%	40.1%	81.9%	67.2%	47.0%	49.6%	23.0%	20.7%	10.0%	7.8%

Operating profit	3,393	3,548	(4,053)	(3,641)	1,224	(397)	3,785	4,330	769	1,030
% change	-4.4%		-11.3%		N/A		-12.6%		-25.3%
% of sales	13.2%	13.9%	-71.6%	-27.1%	5.0%	-1.7%	17.6%	20.3%	21.7%	22.4%

Depreciation	4,189	3,884	2,820	3,073	2,612	2,712	576	568	297	306
Amortization	100	117	155	143	36	29	62	59	1	1
EBITDA	7,683	7,550	(1,077)	(425)	3,872	2,344	4,424	4,958	1,067	1,337
% change	1.8%		-153.5%		65.2%		-10.8%		-20.2%
% of sales	29.8%	29.5%	-19.0%	-3.2%	15.9%	9.9%	20.6%	23.3%	30.1%	29.1%
* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine
	2002	2001	2002	2001	2002	2001	2002	2001
VOLUMES & PRICING
					Total**		Total
Volume (HLs)	676,192	677,605	324,429	284,210	909,369	890,330	277,764	259,336
% change	-0.2%		14.2%		2.1%		7.1%		Beer - Argentina (Argentinean GAAP)
											2002	2001
					Soft Drinks		Domestic		OPERATING RESULTS
					694,844	704,917	146,567	129,819	(all figures in A$ thousand)
					-1.4%		12.9%		Revenues
									Core products		22,869	31,123
					Nectars		Export***		Other products		110	979
					76,869	59,846	131,197	129,517	Total		22,979	32,102
					28.4%		1.3%		% Change		-28.4%
					Mineral Water
					137,655	125,566			Cost of sales		(20,790)	(23,227)
					9.6%				% of Sales		90.5%	72.4%
* Volumes include exports of 9,741 ( 8,952 to Chile) and 4,652 ( 3,795 to Chile) hectoliters in Q3'02 and Q3'01 respectively
** In unit cases, sales from the soft drinks and mineral water segment totaled 16.014 million and 15.679 million in Q3'02 & Q3'01 respectively.									SG&A		(16,304)	(22,555)
*** Includes 2,345 Hl and 2,732 Hl sold in Argentina during Q3'02 and Q3'01 respectively									% of Sales		71.0%	70.3%
					Total		Total
Price (Ch$ / HL)	37,223	37,142	16,160	45,230	26,465	26,409	76,805	81,869	Operating profit		(14,115)	(13,680)
% change (real)	0.2%		-64.3%		0.2%		-6.2%		% of Sales		61.4%	42.6%

					Soft Drinks		Domestic		Depreciation		9,238	9,757
					26,272	26,073	45,743	49,038	Amortization		165	166
					0.8%		-6.7%		EBITDA		(4,711)	(3,757)
					Nectars		Export***
					36,564	36,277	111,507	114,776
					0.8%		-2.8%

					Mineral Water
					21,802	23,545
					-7.4%